FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

GPA

alimentando sonhos e vidas

PãodeAçúcar

2Q21

EARNINGS

RELEASE

July 28, 2021

CBD LISTED **NYSE**

PCAR **B3** LISTED NM

IBOVESPA B3 **IBRX100** B3 **ISE** B3 **IGC-NM** B3 **SMLL** B3 **ICO2** B3 **ICON** B3 **IVBX** B3

EARNINGS RELEASE

GPA - Operational & Financial Highlights

▪	2Q21 performance: impacted by the new restrictions imposed to contain the new wave of the pandemic, combined with the strong comparison base in the previous year, partially compensated by strict control of expenses and maintenance of adjusted EBITDA margin;
▪	Digital ecosystem: record online sales of R$428 million in Brazil, up 32% YoY and 38% sequentially, with penetration up to 8.2%. At Grupo Éxito, GMV reached R$593 million, with penetration of 10.5%;
▪	Same-store sales ex-gas stations and drugstores: +4.2% vs. 2Q19 and +0.2% (ex-Covid) vs. 2Q20 at GPA Brazil and +7.2% vs. 2Q19 and +5.0% (ex-Covid) vs. 2Q20 at Grupo Éxito. The highlights were:

o  Consistent growth in online sales in all the countries where we operate

o  Evolution of rollout and maturation of the new supermarket concepts

o  Continuation of the hypermarket repositioning strategy

o  Consistency in operations of proximity formats in Brazil

▪	Adjusted EBITDA margin stood at 7.6%, up 100 bps over 2Q19 and practically in line with 2Q20, despite restrictions, reaching 8.3% (+60 bps vs. 2Q20) at GPA Brazil. In 1H21, consolidated Adjusted EBITDA rose 20.6% over 1H19 and 10.4% over 1H20. EBITDA margin increased 70 bps to 7.5% between 1H20 and 1H21: improvement at both GPA Brazil (+70 bps) and Grupo Éxito (+90 bps);
▪

ESG: highlight in Brazil for the initiatives related to the promotion of diversity and inclusion; solidarity campaigns benefiting almost 300,000 Brazilian families; and fight against climate change, with 83% of GPA Brazil’s energy consumption coming from the free energy market. At Grupo Éxito, the efforts have focused on investments in child nutrition through the Éxito Foundation, on purchasing products from local farmers and entrepreneurs, and on the commitment to the planet by promoting recycling and the culture of using reusable bags.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

2

GPA managed to maintain high profitability and positive net income, despite the challenging scenario and the strong comparison base

R$ million, except when indicated	GPA Consolidated(1)
	2Q21	2Q20	2Q19(5)	Δ 21 vs 20	Δ 21 vs 19	1H21	1H20	1H19(5)	Δ 21 vs 20	Δ 21 vs 19
Gross Revenue	12,985	13,884	12,058	-6.5%	7.7%	26,708	26,980	23,994	-1.0%	11.3%
Net Revenue	11,879	12,544	10,968	-5.3%	8.3%	24,331	24,419	21,791	-0.4%	11.7%
Gross Profit	3,011	3,168	2,788	-4.9%	8.0%	6,257	6,110	5,793	2.4%	8.0%
Gross Margin	25.4%	25.3%	25.4%	10 bps	0 bps	25.7%	25.0%	26.6%	70 bps	-90 bps
Selling, General and Adm. Expenses	(2,176)	(2,286)	(2,091)	-4.8%	4.1%	(4,531)	(4,528)	(4,328)	0.1%	4.7%
Other Operating Revenue (Expenses)	(60)	25	(69)	n.d.	-13.1%	(120)	(189)	(147)	-36.6%	-18.5%
Adjusted EBITDA (2)(3)	899	974	729	-7.7%	23.3%	1,834	1,662	1,521	10.4%	20.6%
Adjusted EBITDA Margin (2)(3)	7.6%	7.8%	6.6%	-20 bps	100 bps	7.5%	6.8%	7.0%	70 bps	50 bps
Net Income - Controlling Shareholders (4)	4	86	(124)	-95.9%	n.d.	116	(160)	(147)	n.d.	n.d.
Net margin - Controlling Shareholders (4)	0.0%	0.7%	0.1%	-70 bps	-110 bps	0.5%	-0.7%	-0.7%	120 bps	120 bps

(1) Consolidated figures include the results of GPA Brazil, Grupo Éxito (Colombia, Uruguay and Argentina), other businesses (Stix Fidelidade, Cheftime and James Delivery) and CDiscount (in the equity income line)

(2) Operating income before interest, taxes, depreciation, and amortization

(3) Adjusted for Other Operating Revenue (Expenses)

(4) Continuing Operations.

(5) Grupo Éxito’s 2019 results refer to an unaudited Pro-Forma, with adjustments related to the deconsolidation of GPA itself, which until November 2019 was directly controlled by Grupo Éxito. Therefore, GPA’s Consolidated results reflect these same adjustments.

Message from the CEO

We reached the end of the second quarter with high profitability, cost control and positive net income, despite the impacts of an extremely challenging comparison base and complex restrictive scenarios experienced in the last few months in our Latin American operations. We can see even more clearly favorable changes in consumer behavior towards the omnichannel approach. The evolution of our digital ecosystem, with strong e-commerce growth, even higher sales penetration and expansion of delivery models, combined with the entire transformation of our portfolio of stores, new partnerships and focus on operational efficiency and innovation – all this has a single purpose: To serve our clients according to their needs and in the way they want, in any channel, format and timeframe. I must also mention our progress in initiatives relating to the group’s sustainability strategy, comprising the promotion of diversity and inclusion, the social impact of our solidarity campaigns and the fight against climate change, in an ongoing effort to take sustainability as part of the business agenda and reinforcing our role as an agent of change.

Jorge Faiçal

GPA’s CEO

3

GPA Brazil

Digital Strategy

With a strategy based on an open and collaborative platform, e-business continues to record sales growth and market share gains

Constant growth in GPA Brazil’s digital ecosystem was supported by strategic planning and efficient execution. In the first six months of 2021, we expanded both the 1P and the 3P supply of products; improved logistics by extending the coverage radius and reducing delivery time through actions in distribution centers and new partnerships; came increasingly closer to our customers with intensive use of data and algorithms, especially in loyalty programs; made progress in innovation initiatives; and launched the data monetization platform.

1P & 3P E-commerce

Food e-commerce (1P+3P) recorded a substantial increase of 32% over 2Q20, despite the strong comparison base in the previous year, and 38% over 1Q21. These sales accounted for 8.2% of GPA Brazil’s total food sales, with peaks of 20% at Pão de Açúcar. The GMV of GPA Brazil’s online operations continues to grow, reaching R$428 million in the quarter and surpassing the GMV recorded in 4Q20 (which was affected by seasonality due to Christmas and Black Friday). In the last twelve months, GMV totaled R$1.4 billion.

We also continued to record consecutive market share gains in 2021, reaching a 76% share of self-service (1P – Ebit Nielsen) in 2Q21. As a result, e-business growth continues to contribute positively to the Company’s profitability, which remained at very satisfactory levels.

At the end of 2Q21, clubeextra.com achieved the highest Net Promoter Score (NPS) in our history. With the consolidation of wholesale prices at Extra’s grocery section, we offer the same value proposition on digital media: now both Clube Extra’s website and app replicate the wholesale price dynamics implemented by physical stores. Meanwhile, in May, pãodeaçúcar.com was elected, for the third consecutive year, the best online supermarket by Datafolha.

Marketplace

At GPA’s Marketplace (3P), we continued to follow our strategy of seeking new partners and tripled the number of sellers compared to 1Q21, with twice as many offers available on the platform. The goal is to expand our assortment, focusing on verticals that complement our food core business (wine, spirits, craft beer, baby care, beauty, pet care, household items and kitchen utensils). Our onboarding process continues at full speed in order to further maximize the number of SKUs available. We maintained our service level indicators at satisfactory levels, and we are expanding tests for the fulfillment service for the platform’s sellers. We also started Marketplace Out operations through a partnership with Mercado Livre.

Delivery Models

In 2Q21, the Express and Click & Collect (same day) and last mile (next hour) categories accounted for 74% of total online sales, mainly as a result of our efforts to improve the logistics chain, with greater network coverage and expansion of delivery models.

Last Mile (next hour): In 2Q21, we made significant progress in the quick delivery model, which already accounts for 33% of total online sales. This solid performance was driven by new partnerships entered into in 1Q21. We expanded our network with the inclusion of iFood and B2W/Americanas in 2Q21, in addition to Rappi and Cornershop, which started operating with us in the previous quarter. With our partners, we are already operating nationwide, with great capillarity throughout Brazil, attracting new customers and demonstrating the Company's capacity for execution, since all the partnerships were implemented in the three-month period between March and May. We also expanded our scope with the entry of Drogaria Extra and Drogaria Pão de Açúcar in the pharma segment.

4

The strong performance of last-mile carriers corroborates the Company’s decision to operate with a more open and collaborative platform, offering customers more alternatives. James Delivery, our integrated last-mile activity, is now available in 325 stores in 32 cities, up from 314 stores in 2Q20, with an increase of 14% in GMV and double-digit growth in the average ticket.

Express and Click & Collect (same day): At the end of the quarter, 284 GPA Brazil stores had Express and Click & Collect services: our ship-from-store model currently represents approximately 41% of total online sales. We are investing in and encouraging this model, since around 40%-50% of Click & Collect customers make additional purchases when they pick up their orders from the stores, increasing the average ticket by 22%. As a result, as of July/21, all the stores will have the Click & Collect service, with one-hour pickup, and we are quickly expanding the Express operation to include Sundays.

Traditional Delivery (next day): The Company continues to benefit from investments made in the expansion of distribution centers in 2020. Traditional delivery services accounted for 27% of total online sales at the end of 2Q21.

In the coming quarters of 2021, we will remain focused on accelerating 1P growth, with the ongoing improvement of the paodeacucar.com and clubeextra.com.br platforms, maintaining consistency in the key categories of the supply basket, including the penetration of perishables and expanding non-food categories. We continue to work to reduce delivery times by improving our proprietary models and consolidating our partnerships on the main delivery platforms.

Loyalty Program and Digital Ecosystem

The Loyalty programs (Cliente Mais and Clube Extra) create a virtuous cycle for customers and the Company. In 2Q21, we observed that the most loyal customers spend, on average, 6x more than other customers, as a result of our initiatives: the proprietary algorithms are constantly evolving, enabling increasing offer customization, generating a conversion rate 10x higher than the massive offer allocation. Another important input is our customers’ feedback, which was used to change the access to “Meus Prêmios”, simplifying program features on the app and increasingly customizing the experience. Thanks to these initiatives, the number of customers who benefit from the “Meus Prêmios” program and are engaged with stix rose 150%, with an increase of over 50% in total earned points and an upturn of more than 30% in redemptions of catalog rewards.

We also began to reap the fruits of the coalition effect in customer synergy among the partners. This quarter, the number of Raia Drogasil customers who made purchases increased more than sevenfold, meeting the goals and earning points at GPA.

Innovation

GPA continues to strengthen its partnership with innovation ecosystems, with more than 100 active startups in GPA Labs’ portfolio. More than 40 multidisciplinary squads are working to deliver various improvements over the coming months, with more than 450 professionals dedicated to the continuous development of our digital platform. It is now possible to make purchases using PIX in all our stores and on all our websites. We also continued to invest in self-checkout technology: we already have over 460 kiosks in operation with excellent customer acceptance and penetration.

Media monetization

On June 4, we announced a partnership with technology company RelevanC to boost our digital assets, providing a qualified audience and advertising space on our digital platforms, with already active campaigns. We offer over 1,700 customer base segmentation options in order to run campaigns, sponsored search ads and advertising spaces on websites and apps, in addition to directed communication services via SMS and email.

5

GPA Brazil

Sales Performance

Strong growth in the online channel and supermarket and proximity formats

GROSS REVENUE	2Q21/2Q20
(R$ million)	Selling	% Total Stores	Same Store Sales (3)	Covid Impact	Same store sales (3) ex-Covid Impact
GPA Brazil(1)	7,062	-12.1%	-10.5%	-8.7%	-1.8%
Extra Hiper	2,809	-24.1%	-21.8%	-16.9%	-4.9%
Pão de Açúcar	1,884	-13.9%	-12.0%	-10.7%	-1.2%
Mercado Extra / Compre Bem	1,255	-2.7%	-0.4%	-2.0%	1.6%
Proximity	537	27.7%	26.9%	-8.4%	35.3%
Gas Stations and Drugstores	492	25.1%	33.6%	67.7%	-34.1%
Other businesses (2)	85	87.3%	n.d.	n.d.	n.d.
GPA Brazil ex gas stations & drugstores(1)	6,570	-14.1%	-12.6%	-12.8%	0.2%

(1) GPA Brazil’s figures do not include the results of Stix Fidelidade, Cheftime and James Delivery.

(2) Revenue from lease of commercial centers.

(3) In order to reflect the calendar effect, we added 70 bps at GPA Brazil and 70 bps at GPA Brazil excluding gas stations and drugstores in 2Q21.

GPA Brazil’s total sales reached R$7.1 billion in 2Q21, led by:
•	the online channel, which grew 32% year on year, directly related to omnichannel growth and expansion of partnerships with last-mile carriers; and
•	Proximity formats, in particular Minuto Pão de Açúcar and the success of the Aliados program, with continued expansion in the number of partners.

In 2Q21, sales were negatively impacted by challenges mainly related to the macroeconomic context and the pandemic, such as:
•	a strong comparison base in 2Q20, as consumers stocked up on supplies in the first months of the pandemic and commercial establishments were closed, driving our performance;
•	stricter restrictive measures to fight the acceleration of the Covid-19 spread in 2Q21, including decrees that ordered the closure of our stores on weekends and reduced working hours, as well as restrictions on non-essential categories, such as alcoholic beverages and electronics;
•	migration of sales of non-food products to the online channel (segment in which we currently do not operate);
•	the closure of 32 stores in 2020, as part of the portfolio optimization process, with a negative impact of 160 bps in the quarter.

It is worth noting the comparison of same-store sales with 2019: sales increased 6.0% in 1H21 vs. 1H19, including 9.6% growth in the food category.

6

Extra Hiper

The banner continues to roll out the new concept, reaching 58 fully repositioned stores. All the stores have already implemented the new price positioning. June was the third month since the implementation of this new pricing model, and we believe this period is crucial for customers to understand and adapt to the format's new value proposition. In light of this, Extra Hiper stores recorded sales growth in the food category in June/21 compared to June/20 and June/19. It is also worth noting the acceleration of Extra Hiper’s online food sales, which accounted for 4.7% of its food sales in 2Q21, against 3.0% in 2Q20.

The effects of Covid-19, including restrictions on store operations, the consumer stockpiling of food in 2Q20, closure of commercial establishments (such as bars and restaurants) and a strong comparison base for non-food sales, were the main impacts leading to the unfavorable year-on-year comparison of Extra Hiper’s performance, especially in the non-food segment. In addition, in 2Q21, Extra Hiper was also negatively impacted by increased restrictions on store working hours and the sale of non-essential categories, including electronics.

Pão de Açúcar

Of the 181 Pão de Açúcar stores, distributed in 13 Brazilian states, 46 have already been renovated under the G7 concept in order to improve the consumer shopping experience. We rolled out the main successful G7 concepts in another 25 stores in 2Q21. The stores operating under the G7 concept and journey, as well as the stores where some of the concepts were introduced, continued to perform better than the others, strengthening the group's confidence in the expansion of this format.

The stricter restrictive measures to fight the pandemic, such as decrees ordering the closure of stores, especially in the countryside of São Paulo state, in addition to the strong comparison base in 2Q20, impacted Pão de Açúcar’s performance in 2Q21. However, Pão de Açúcar’s online sales reached penetration peaks of 20% in the quarter, driven by recent partnerships with last-mile carriers.

To contribute to the resumption of growth, we implemented a series of initiatives, including:

(i)	rollout of the new successful G7 concepts: 25 stores in 2Q21 and another 25 stores planned for 2H21;
(ii)	focus on projects related to operational excellence;
(iii)	improved customer flow, with a better shopping experience and expansion of self-checkout projects, totaling 56 stores at the end of 2Q21, with plans to reach 123 stores by the end of October;
(iv)	increase in 1P and 3P supply of products, which should contribute to accelerating Pão de Açúcar’s online sales; and
(v)	resumption of the store expansion plan scheduled for 2H21, with 50 new stores expected for the next 3 years.

Mercado Extra and Compre Bem

The Mercado Extra and Compre Bem chains performed well in the quarter as a result of the successful value proposition of the formats with their target audience. Same-store sales increased 1.6% year on year, excluding the Covid-19 impact, mainly driven by service and assortment in the perishables category.

Mercado Extra continued to accelerate the integration of its units into the food e-commerce operation, with 58 stores operating in the Express model at the end of 2Q21. In addition, last-mile sales also accelerated significantly, growing 20x year on year.

At Compre Bem, it is worth highlighting the consolidation of the model in all the cities where the banner operates, as part of an ongoing operational efficiency process.

7

Proximity

GPA’s Proximity formats continued the strong growth trend observed in recent quarters, with same-store sales up 35.3% over 2Q20, excluding the Covid-19 impact, thus reaching the mark of 12 consecutive quarters of double-digit growth.

Minuto Pão de Açúcar and Mini Extra

GPA intends to resume growth in the Minuto Pão de Açúcar format, inaugurating 100 new units over the next 3 years, approximately 20 of which in 2021. The banner maintains an efficient operation in perishables, enabling a complete replenishment basket.

Aliados Mini Mercado Program

The Program is GPA’s B2B business model to supply neighborhood stores, such as grocery stores and other commerce channels that wish to boost their operations through a partnership with GPA. Focused on São Paulo and served by the Distribution Center of the Proximity formats, optimizing costs and logistics routes, the model recorded substantial year-on-year growth of 2.1x, reaching around 1,370 partners in 2Q21 (+42% over 2Q20). Given the success of the Program, the Company plans to expand it to other cities in São Paulo state starting next quarter, also expanding the portfolio of categories offered.

Private Label Brands

With ever-growing demand in Brazil and daily acquisition of new consumers, the private label brands represent one of the main strategic aspects for building customer loyalty in our stores. We have a food assortment of around 5,600 SKUs, and the share of private label brands reached 21.5% in the quarter, led by Qualitá. According to Nielsen, Qualitá is the 11st best-selling self-service brand in Brazil* and the brand with the largest share of GPA consumers' carts, with 136 categories, followed by Taeq, with 37 categories.

*Total Brazil AS and GPA - YTD until period 05 - Total baskets (196 product categories) - Scantrack - NielsenIQ

8

GRUPO ÉXITO

Digital Strategy

Grupo Éxito’s digital strategy continued to present positive results, reaching R$593 million and a share of 10.5% of sales. We describe below the main details of the omnichannel and digital transformation strategies adopted by Grupo Éxito. The variations below consider local currency unless otherwise indicated.

1P & 3P E-commerce - Colombia

Omnichannel sales in Colombia accounted for 12.6% of sales in the quarter (vs. 14.7% in 2Q20 and 4.7% in 2Q19). In 1H21, the éxito.com and carulla.com websites reported almost 71 million visits, generating 4.2 million tickets, up 6.3% YoY. The last-mile and home-delivery services reached 3.9 million orders, up 9.2% over 2Q20, driven by the group’s own capacity and the exclusive partnership with Rappi. Meanwhile, Click & Collect sales, available in 395 stores and 12 VIVA malls, grew 2.3x, accounting for 29% of omnichannel GMV. At Surtimayorista, the channel accounted for 8.9% of the banner’s total sales in 1H21.

The Éxito and Carulla apps complement other initiatives integrated into the Company’s business ecosystem, such as the Puntos Colombia loyalty program, Tuya Pay and the sale of insurance policies. Both apps exceeded 1.3 million downloads in 2Q21.

Grupo Éxito continues to implement solutions using contactless technology, customer service, data analytics, logistics, supply chain, and HR management in line with the strategy designed for 2021-2023. In addition, the Company continued to promote the loyalty coalition: Puntos Colombia, a loyalty program used by one-third of Colombians, with over 110 partners, enabled around 3.1 million customers to redeem more than 12.4 billion points in 1H21, of which Éxito accounted for 75%.

Marketplace

The Company focused its efforts on continuing to consolidate its marketplace integrated into Grupo Éxito’s ecosystem (apps, real estate business tenants, travel, insurance, mobile, etc.). The marketplace accounted for 12.5% of total omnichannel GMV at 1H21, mainly represented by non-food categories, such as electronics, household items and apparel. In 1H21, the business unit saw a 27% increase in the number of products sold from over 1,000 sellers.

Sales Performance

Higher contributions from complementary businesses and gradual improvement in real estate businesses in all the countries

GROSS REVENUE		2Q21/2Q20
(R$ million)	Selling	% Stores total	% Stores total Constant currency	Same stores (2)	Covid Impact	Sames stores (2) ex Covid Impact
Grupo Éxito	5,905	1.3%	1.7%	2.0%	-3.5%	5.5%
Colombia	4,412	-0.3%	-1.7%	-1.1%	-3.8%	2.7%
Éxito	2,894	-1.1%	-2.2%	-1.2%	-4.3%	3.1%
Carulla	651	-6.6%	-8.8%	-9.4%	-2.6%	-6.8%
Low Cost Segment and Others(1)	867	7.9%	6.2%	9.2%	-2.6%	11.8%
Uruguay	1,069	-0.9%	3.3%	2.2%	-1.5%	3.7%
Argentina	425	31.5%	49.1%	48.7%	-6.6%	55.2%
Grupo Éxito ex gas stations	5,847	0.8%	1.2%	1.5%	-3.5%	5.0%

(1) Includes Surtimax, Super Inter, Surtimayorista, Real Estate Businesses, Aliados and other businesses.

(2) Same-store sales performance (i) considers growth at constant exchange rates; and (ii) in order to reflect the calendar effect in 2Q21, we added -100 bps at Grupo Éxito
(-110 bps in Colombia, -110 bps in Uruguay and +10 bps in Argentina).

9

Grupo Éxito’s gross revenue totaled R$5.9 billion in the quarter, up 1.3% YoY. The increased share of omnichannel sales and innovative formats in the sales mix was still offset by the closure of stores, in an environment marked by the pandemic with a heavy impact in April and protests in Colombia in May and June. The highlights were higher contributions from complementary businesses (such as Tuya credit card royalties) and an improvement in real estate businesses.

This result already includes the opening/conversion and renovation of 25 stores of the Group, of which 23 in Colombia and 2 in Uruguay in the last twelve months.

At constant exchange rates, Grupo Éxito's total sales increased 1.7%, mainly due to the strong comparison base in 2Q20, when sales were driven by consumer stockpiling in the three countries where Grupo Éxito operates as of the second half of March, in addition to restrictions imposed by local governments to combat Covid-19, including the temporary closure of stores in the quarter.

In the 'same stores’ concept, excluding the impact of the pandemic, same-store sales grew 5.0% in the quarter. It is worth noting that same-store sales in constant currency grew 7.2% between 2Q19 and 2Q21 and 8.1% between 1H19 and 1H21.

Colombia

In 2Q21, Grupo Éxito’s performance was mostly impacted by restriction measures and lockdown to combat Covid-19, as well as disturbances caused by protests in Colombia against the tax reform bill.

Éxito

Éxito was the segment that was most impacted by the restrictions, strikes and protests – which affected stock replenishment – as well as the ban on sales of alcoholic beverages. This performance was offset by an increase in sales of non-food products (+540 bps over 2Q20) and the contribution of Éxito Wow, an innovative model that allows digitally connected hypermarkets to integrate digital channels and bricks-and-mortar services.

In 2Q21, 1 store was converted into Wow model, totaling 12 stores, whose sales grew at a pace 520 bps faster than other Éxito stores and already accounted for 23.7% of the banner’s total sales. Other seven new stores should be converted in 2021.

Carulla

This is the segment with the largest share of omnichannel in total sales (17%). Carulla FreshMarket is an innovative model designed to strengthen the fresh products category, focusing on quality, in addition to renovation of the store layout. In 2Q21, one new Carulla store was opened. The 2Q21 performance was impacted by more stringent restrictions in the main stores, in Bogotá and Medellin, which were offset by (i) the strong contribution of omnichannel sales and (i) the 15 Carulla FreshMarket stores, whose sales grew at a pace 480 bps faster than the other stores’ and accounted for 34.7% of the banner’s total sales in 2Q21. Six new stores should be converted in 2021.

Low Cost and other businesses

The positive performance was due to (i) a gradual recovery in the Super Inter banner fueled by the “Vecino” innovative concept, which was implemented in seven stores in the quarter. “Vecino” totaled 14 stores, which already accounted for 22% of the banner’s total sales and outperformed non-converted stores by 2,300 bps, (ii) the recovery of the Surtimayorista banner, (iii) optimization of the Surtimax store base with the new pilot of renovated stores under the “Barrio” and “Max” models, with expanded offering of products and sessions, discounts, omnichannel strategy with last-mile delivery services, use of the Mi Surtii app and digital sales events.

10

Uruguay

Sales performance in the country was strongly affected by the comparison base in 2Q20, due to consumer stockpiling connected with Covid-19. Assertive execution of commercial strategies, increased online share of sales and the strong performance of the Fresh Market banner – whose sales rose 10.9% year on year, 13,100 bps more than other stores – offset the volume decline.

Omnichannel sales grew 1.1x over 2Q20, accounting for 21% of total sales. In home delivery, sales went up 1.3x in 2Q21, and deliveries totaled 69,500 (vs. 55,000 in 2Q20). The Click & Collect service is available in 42 stores and totaled around 12,400 orders (vs. almost 9,000 in 2Q20).

In 2Q21, the Company selected seven startups for mentoring. The selected startups are working on initiatives focused on sustainability, last mile, logistics and innovation.

Argentina

Libertad sales were negatively influenced by (i) a strong comparison base in 2Q20 and mobility restrictions, (ii) restrictions on working hours and (iii) prohibition of sale of non-essential products in certain stores. The Libertad banner reduced its promotional activities to protect cash in a challenging competitive market, which combined with logistics efficiency benefited margins in the period. Fresh food sales of the 4 FreshMarket stores increased 59%, accounting for 30.1% of total fresh food sales at Libertad.

The operation continued to strengthen its digital initiatives, and omnichannel sales accounted for 2.7% of total sales and over 1,250,000 visits to the website. The Click & Collect/Click & Car service has been implemented in 15 stores, totaling 20,000 orders in the quarter. The partnerships entered into with Rappi and Pedidos Ya enabled a year-on-year increase of 2.9x. Sales increased 2.9x over the same period in 2020, and 619,000 units were sold through more than 66,000 orders (+4.1x vs. 2Q20).

11

ESG AT GPA Agenda for society and the environment

We continue to make progress in promoting diversity and inclusion, with the percentage of women in leadership positions increasing to 37.1%, up 90 bps over 2Q20. Our goal is to reach 38% by 2022. In 2Q21, 50% of employees self-declared Black, a 200 bps increase over the same period last year, reaching our goal for 2021. In addition, Black people held 37.4%of leadership positions (management and above) at the end of the quarter, up 120 bps over 2Q20.

In June, we received the WEPs Award – Companies Empowering Women, in the silver category among large companies. We won bronze awards in 2016 and 2019, but this year we did even better, thanks to our progress in gender equity initiatives.

Regarding social impact and promotion of opportunities, in 2Q21, GPA Brazil donated R$1 million in food baskets to NGO Amigos do Bem, a social institution that partners with the GPA Institute, benefiting around 20,000 families. Additionally, thanks to the collective corporate mobilization of employees and customers, we donated more than 2,400 metric tons of food, benefiting another 270,000 families. In addition, the donations of fruit and vegetables (fit for consumption, but loose, or falling short of the commercial aesthetic standards) reached 1,420 metric tons in 2Q21, up 13.8% year on year.

As for our commitment to ethics and transparency, in 2Q21, we were recognized as one of the companies with the best corporate responsibility and governance in Brazil in 2020, in accordance with the Merco (Monitor Empresarial de Reputação Corporativa) rankings, achieving the 15th place among 100 companies, moving up 16 positions in relation to the previous year, and the 2nd place among retail companies in Brazil. This year, the posture of companies during the pandemic was also evaluated, and we came 6th among the 30 most responsible companies in this period.

In line with the group’s Strategic Planning and social and environmental guidelines, we present below GPA Brazil’s commitments for the coming years.

VALUE CHAIN COMMITMENTS | GPA BRAZIL	Target Year	2Q21 Current
100% of private label palm oil with traceable origin (BRA) and international origin certification	2021
100% of private label factories audited using ICS methodology (working conditions)	2022
100% of private label eggs from cage-free hens	2025
100% of national brand eggs from cage-free hens	2028	29.8%
100% of pork categories consider animal welfare in their production	2028

As for initiatives to fight climate change, we have the following commitments:

COMMITMENTS TO FIGHT CLIMATE CHANGE	Target Year	2Q21 Current
100% of stores in the Partnership against Waste Program (food donation)	2023	85%
94% of consumption in the free energy market	2024	83%
30% reduction (Scope 1 & 2) in GHG emissions (GPA BRAZIL 2015 base)	2025
20% reduction in GHG emissions related to landfill waste (base GPA BR 2015)	2025

It is also worth mentioning that we published our annual sustainability report (https://www.gpabr.com/wp-content/uploads/2021/07/GPA_RS2020.pdf), which features our social and environmental indicators audited by third parties (in this edition, KPMG).

Regarding our socio-environmental performance in Colombia, we highlight:

•	Zero malnutrition: 37.7 thousand children served in the program to combat child malnutrition in 1S21;
•	Local suppliers: reaching 92% of suppliers of fruits, vegetables and legumes from national producers;
•	Post Consumption and Recycling: more than 9 thousand tons of recycled materials YTD;
•	My planet: commitment to a 35% reduction in emissions (Scope 1 & 2) until 2023.

12

Financial Performance

GPA BRAZIL

R$ million, except when indicated	GPA Brazil(1)
	2Q21	2Q20	2Q19	Δ 21 vs 20	Δ 21 vs 19	1H21	1H20	1H19	Δ 21 vs 20	Δ 21 vs 19
Gross Revenue	7,062	8,038	7,074	-12,1%	-0.2%	14,197	15,380	13,995	-7,7%	1.4%
Net Revenue	6,589	7,294	6,549	-9,7%	0.6%	13,163	14,064	12,931	-6,4%	1.8%
Gross Profit	1,686	1,876	1,731	-10,1%	-2.6%	3,382	3,575	3,559	-5,4%	-5.0%
Gross Margin	25.6%	25.7%	26.4%	-10 bps	-80 bps	25.7%	25.4%	27.5%	30 bps	-180 bps
SG&A Expenses	(1,185)	(1,368)	(1,342)	-13.4%	-11.7%	(2,389)	(2,643)	(2,694)	-9,6%	-11.3%
% of Net Revenue	18.0%	18.8%	20.5%	-80 bps	-250 bps	18.1%	18.8%	20.8%	-70 bps	-270 bps
Equity Income	14	23	17	-40.2%	-19.0%	29	51	38	-43.4%	-24.2%
Adjusted EBITDA (2)	548	563	434	-2.7%	26.4%	1,086	1,048	959	3.6%	13.3%
Adjusted EBITDA Margin (2)	8.3%	7.7%	6.6%	60 bps	170 bps	8.2%	7.5%	7.4%	70 bps	80 bps

(1) GPA Brazil’s figures do not include the results of other businesses (Stix Fidelidade, Cheftime and James Delivery).

(2) Income before interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses).

GPA Brazil’s Gross Profit totaled R$1.7 billion, and gross margin was 25.6%, virtually in line with 2Q20, reflecting continued efficiency gains in commercial dynamics and the optimization of logistics costs.

Selling, General and Administrative Expenses totaled R$1.2 billion, dropping by 13.4%, despite higher inflation in the period. There was a strong dilution of 80 bps to 18.0% of net revenue, due to:

•	initiatives implemented in the last twelve months, which led to productivity gains at stores and distribution centers;
•	strong reduction in store operation expenses; and
•	lower administrative expenses.

Equity Income totaled R$14 million, reflecting the Company’s 18% interest held in FIC (vs. 36% in 2Q20).

GPA Brazil’s Adjusted EBITDA reached R$548 million, with a margin of 8.3%, up 60 bps year on year, maintaining the trend of improved profitability, despite the challenges imposed by restrictive measures related to Covid-19. Compared to 2Q19, adjusted EBITDA rose 26.4%, while Adjusted EBITDA margin increased 170 bps.

In 1H21, Adjusted EBITDA reached R$1.1 billion, up 3.6% over 1H20 and 13.3% over 1H19. Adjusted EBITDA margin increased 70 bps to 8.2% in 1H21.

13

ÉXITO

R$ million, except when indicated	Grupo Éxito
	2Q21	2Q20	2Q19(2)	Δ 21 vs 20	Δ 21 vs 19	1H21	1H20	1H19(2)	Δ 21 vs 20	Δ 21 vs 19
Gross Revenue	5,905	5,829	4,983	1,3%	18,5%	12,477	11,571	9,998	7,8%	24,8%
Net Revenue	5,275	5,235	4,418	0,8%	19,4%	11,141	10,331	8,860	7,8%	25,7%
Gross Profit	1,315	1,286	1,058	2,3%	24,3%	2,854	2,528	2,234	12,9%	27,7%
Gross Margin	24.9%	24.6%	23.9%	30 bps	100 bps	25.6%	24.5%	25.2%	110 bps	40 bps
SG&A Expenses	(956)	(887)	(743)	7.8%	28.6%	(2,061)	(1,832)	(1,626)	12.5%	26,8%
% of Net Revenue	18,1%	16,9%	16,8%	120 bps	130 bps	18,5%	17,7%	18,3%	80 bps	20 bps
Equity Income	(14)	(11)	(6)	28,6%	129,0%	6	(41)	(9)	n.d.	n.d.
Adjusted EBITDA (1)	374	418	328	-10.5%	13.8%	858	707	635	21.3%	35.0%
Adjusted EBITDA Margin (1)	7.1%	8.0%	7.4%	-90 bps	-30 bps	7.7%	6.8%	7.2%	90 bps	50 bps

(1) Income before interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses).

(2) Grupo Éxito’s 2019 results refer to an unaudited Pro-Forma, with adjustments related to the deconsolidation of GPA itself, which until November 2019 was directly controlled by Grupo Éxito.

Grupo Éxito’s Gross Profit totaled R$1.3 billion in 2Q21 (+2.3% vs. 2Q20), and gross margin was 24.9%, fueled by online sales and the recovery of complementary businesses (Tuya and real estate businesses), which offset the volume decline, especially in April and particularly in Colombia.

Selling, General and Administrative Expenses totaled R$956 million in 2in 1Q21 (+7.8%) and R$2.1 billion in 1H21 (+12.5%), mainly due to the weaker comparison base in the period, due to benefits granted to Colombian companies in order to help them face the pandemic. It is worth noting that, in 1H21, expenses increased 12.5% in reais, due to the exchange rate variation, and 1.6% in local currency, lagging inflation in all the countries, thanks to the operational excellence plan and control of expenses, especially personnel and marketing expenses, with an increased share of digital campaigns.

Equity Income totaled a loss of R$14 million in 2Q21, reflecting the results of the Company’s 50% interest in Puntos Colombia and the finance company Tuya (both of them joint ventures with Bancolombia).

As a result of these impacts, Adjusted EBITDA totaled R$374 million, with a margin of 7.1%, lower than in 2Q20. In 1H21, Adjusted EBITDA rose 21.3% year on year, with a 90 bps margin increase to 7.7%. Adjusted EBITDA margin stood at 7.1%, benefiting from a strategy based on innovation, business diversification and asset monetization. In 1H21, Adjusted EBITDA margin was 7.7%, fueled by resilient retail, an increased contribution of complementary businesses and operational efficiency.

14

OTHER OPERATING INCOME (EXPENSES)

Other Income and Expenses totaled an expense of R$60 million and are related to restructuring expenses and legal contingencies.

FINANCIAL RESULTS

FINANCIAL RESULT	Consolidated
(R$ million)	2Q21	2Q20	Δ	1H21	1H20	Δ
Financial Revenue	142	50	180.3%	181	112	62.5%
Financial Expenses	(198)	(196)	1.0%	(345)	(362)	-4.5%
Cost of Debt	(108)	(98)	10.5%	(170)	(190)	-10.5%
Cost of Receivables Discount	(22)	(21)	2.4%	(32)	(36)	-9.4%
Other financial expenses	(69)	(76)	-9.8%	(143)	(132)	8.3%
Net exchange variation	1	(0)	-601.2%	0	(4)	-104.1%
Net Financial Revenue (Expenses)	(56)	(145)	-61.4%	(164)	(250)	-34.4%
% of Net Revenue	-0.5%	-1.2%	-60 bps	-0.7%	-1.0%	-30 bps
Interest on lease liabilities	(180)	(196)	-8.4%	(363)	(361)	0.6%
Net Financial Revenue (Expenses) - Post IFRS 16	(236)	(342)	-30.9%	(527)	(611)	-13.7%
% of Net Revenue - Post IFRS 16	-2.0%	-2.7%	-30 bps	-2.2%	-2.5%	-10 bps

GPA’s consolidated net financial result was an expense of R$56 million in 2Q21, equivalent to 0.5% of net revenue (vs. 1.2% in 2Q20). Including interest on lease liabilities, this expense amounted to R$236 million, or 2.0% of net revenue.

The main changes in the financial result were as follows:

●	Financial revenue: totaled R$142 million in 2Q21 (vs. R$50 million in 2Q20), comprised of:
○	Higher returns due to an increase in average cash investments and higher investment yields, in addition to the effects of the monetary correction of some receivables, as described in the 2Q21 Interim Financial Information.

●	Financial expenses (including cost of receivables discount): reached R$198 million in 2Q21 (vs. R$196 million in 2Q20), composed of:
○	An increase in the cost of debt, mainly due to higher average gross debt in the period; and
○	Cost of discount of receivables in line with 2Q20.

•	Interest on lease liabilities: dropped 8.4% year on year, totaling R$180 million.

15

NET DEBT

INDEBTEDNESS	Consolidated
(R$ million)	2Q21	2Q20²
Short Term Debt	(2,613)	(3,892)
Loans and Financing	(646)	(2,878)
Debentures	(1,967)	(1,014)
Long Term Debt	(6,965)	13,300
Loans and Financing	(3,968)	(2,739)
Debentures	(2,997)	(10,561)
Total Gross Debt	(9,578)	(17,192)
Cash and Financial investments	4,925	7,736
Net Debt	(4,653)	(9,456)
Adjusted EBITDA(1)	2,745	4,151
On balance Credit Card Receivables not discounted	69	202
Net Debt incl. Credit Card Receivables not discounted	(4,584)	(9,254)
Net Debt incl. Credit Card Receivables not discounted / Adjusted EBITDA(1)	-1.7x	-2.2x

(1) LTM Adjusted EBITDA (pre-IFRS 16)

(2) Debt and EBITDA figures for June 30, 2020, include Assaí’s results.

Consolidated GPA’s net debt including not discounted receivables reached R$4.6 billion at the end of 2Q20, down R$4.7 billion. Thus, the Company maintained its leverage at a low level, with a -1.7x net debt/Adjusted EBITDA ratio, and a strong R$4.9 billion cash position, corresponding to 1.9x the short-term debt.

INVESTMENTS

(R$ million)	Consolidated
	2Q21	2Q20	Δ	1H21	1H20	Δ
New stores and land acquisition	14	11	22.6%	27	38	-30.8%
Store renovations, conversions and maintenance	78	75	4.1%	170	182	-6.3%
IT, Digital and Logistics	98	92	5.8%	183	252	-27.2%
Total Investments GPA Brazil	189	178	6.1%	380	471	-19.4%
Total Investments Grupo Éxito	72	71	0.8%	212	153	38.7%
Total Investments Consolidated	261	249	4.6%	592	625	-5.2%

Capex totaled R$261 million in 2Q21, of which R$189 million in Brazil and R$72 million in Grupo Éxito. Year-to-date capex amounted to R$592 million. In Brazil, investments are concentrated in store renovations/conversions; innovation and acceleration of digital transformation projects, including systems, marketplace and last-mile carriers; logistics and IT infrastructure; and other efficiency improvement projects. At Grupo Éxito, around 72% of capex was allocated to innovation, omnichannel and digital transformation initiatives during the period, and the remainder to maintenance and support of operational structures, IT systems updates and logistics.

16

BREADOWN OF STORE CHANGES BY BANNER

In 2Q21, two Extra Supermercado stores were converted into Mercado Extra and three stores were closed, namely one Pão de Açúcar, one Mini Extra and one Drugstore. Grupo Éxito opened 2 stores in Colombia, converted 1 store, and closed 1 store in Uruguay.

	2Q20	1Q21	2Q21
	Stores	Stores	Openings	Openings by conversion	Closing	Closing to Conversion	Stores	Sales Area ('000 sq. m.)
GPA Brazil	901	874	0	0	-3	0	871	1185
Pão de Açúcar	182	182	0	0	-1	0	181	233
Extra Hiper	107	103	0	0	0	0	103	633
Extra Supermercado	51	2	0	0	0	-2	0	0
Mercado Extra	100	145	0	0	0	2	147	164
Compre Bem	28	28	0	0	0	0	28	33
Mini Extra	152	150	0	0	-1	0	149	37
Minuto Pão de Açúcar	86	87	0	0	0	0	87	20
Negócios especializados	195	177	0	0	-1	0	176	65
Gas Stations	73	74	0	0	0	0	74	58
Drugstores	122	103	0	0	-1	0	102	7

Grupo Éxito	638	614	2	1	-1	0	616	1,028
Colombia	522	498	2	1	0	0	501	833
Uruguay	91	91	0	0	-1	0	90	92
Argentina	25	25	0	0	0	0	25	104
Total Group	1,539	1,488	2	1	-4	0	1,487	2,213

Company’s Businesses:

17

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	ASSETS
	Consolidated(1)		GPA Brazil(1)		Grupo Éxito

	06.30.2021	06.30.2020	06.30.2021	06.30.2020	06.30.2021	06.30.2020
Current Assets	14,287	21,225	8,418	14,473	5,756	6,689
Cash and Marketable Securities	4,925	7,736	3,084	5,521	1,763	2,179
Accounts Receivable	546	805	271	478	270	326
Credit Card	45	186	48	187	-	-
Sales Vouchers and Trade Account Receivables	478	591	161	227	309	363
Allowance for Doubtful Accounts	(40)	(48)	(0)	(9)	(40)	(39)
Resulting from Commercial Agreements	63	76	61	73	1	3
Inventories	6,212	9,144	3,518	6,116	2,691	3,026
Recoverable Taxes	1,738	1,806	1,011	1,051	725	754
Noncurrent Assets for Sale	233	586	204	554	30	32
Prepaid Expenses and Other Accounts Receivables	632	1,148	330	752	277	372
Noncurrent Assets	33,228	41,974	16,254	23,298	16,892	18,626
Long-Term Assets	4,557	4,631	4,320	4,439	254	204
Accounts Receivables	24	16	21	15	3	1
Credit Cards	24	16	21	15	3	1
Recoverable Taxes	2,684	2,717	2,684	2,717	-	-
Deferred Income Tax and Social Contribution	84	341	67	340	-	-
Amounts Receivable from Related Parties	214	119	182	53	66	81
Judicial Deposits	619	732	611	730	8	2
Prepaid Expenses and Others	932	705	755	584	177	119
Investments	1,244	681	799	326	445	355
Investment Properties	3,250	3,615	-	-	3,250	3,615
Property and Equipment	18,450	26,125	9,084	15,559	9,357	10,561
Intangible Assets	5,726	6,920	2,051	2,974	3,586	3,892
TOTAL ASSETS	47,514	63,198	24,672	37,771	22,648	25,315

(1) Considers Assaí in 2020.

18

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

(R$ million)	LIABILITIES
	Consolidado(1)		GPA Brazil(1)		Grupo Éxito

	06.30.2021	06.30.2020	06.30.2021	06.30.2020	06.30.2021	06.30.2020
Current Liabilities	14,545	21,596	7,543	12,894	6,824	8,593
Suppliers	7,710	12,211	3,574	7,778	4,114	4,423
Loans and Financing	646	3,314	78	1,218	569	2,097
Debentures	1,967	1,014	1,967	922	-	92
Lease Liability	952	943	621	653	330	290
Payroll and Related Charges	705	1,175	409	847	283	319
Taxes and Social Contribution Payable	687	897	270	494	415	402
Financing for Purchase of Fixed Assets	120	101	62	71	58	30
Debt with Related Parties	249	200	148	76	72	76
Advertisement	29	39	29	38	-	-
Provision for Restructuring	6	14	1	13	5	1
Unearned Revenue	301	368	89	230	106	99
Others	1,172	1,320	295	554	873	763
Long-Term Liabilities	17,569	25,820	13,668	15,346	3,897	10,473
Loans and Financing	3,979	2,752	2,915	1,429	1,064	1,323
Debentures	2,997	10,561	2,997	4,847	-	5,715
Lease Liability	6,989	9,014	5,227	6,721	1,760	2,293
Financing by purchasing assets	93	-	-	-	93	-
Related Parties	133	-	133	-	-	-
Deferred Income Tax and Social Contribution	904	1,181	68	194	834	985
Tax Installments	215	341	209	339	6	1
Provision for Contingencies	1,372	1,312	1,262	1,187	110	124
Unearned Revenue	16	21	16	21	-	-
Provision for loss on investment in Associates	591	568	591	568	-	-
Others	280	71	250	40	30	32
Shareholders' Equity	15,401	15,782	3,461	9,530	11,927	6,249
Attributed to controlling shareholders	12,678	12,677	3,461	9,530	9,202	3,150
Capital	5,856	6,859	5,856	6,859	-	-
Capital Reserves	288	465	289	466	-	-
Profit Reserves	6,137	3,830	(3,080)	682	10,494	1,544
Other Comprehensive Results	397	1,523	397	1,523	(1,292)	1,606
Minority Interest	2,723	3,104	-	-	2,725	3,099
TOTAL LIABILITIES	47,515	63,198	24,672	37,771	22,648	25,315

(1) Considers Assaí in 2020.

19

INCOME STATEMENT – 2ND QUARTER OF 2021

R$ Million	Consolidated (1)			GPA Brazil			Grupo Éxito
	2Q21	2Q20	Δ	2Q21	2Q20	Δ	2Q21	2Q20	Δ
Gross Revenue	12,985	13,884	-6.5%	7,062	8,038	-12.1%	5,905	5,829	1.3%
Net Revenue	11,879	12,544	-5.3%	6,589	7,294	-9.7%	5,275	5,235	0.8%
Cost of Goods Sold	(8,805)	(9,314)	-5.5%	(4,870)	(5,386)	-9.6%	(3,932)	(3,920)	0.3%
Depreciation (Logistic)	(62)	(62)	0.7%	(34)	(33)	3.6%	(29)	(29)	-2.6%
Gross Profit	3,011	3,168	-4.9%	1,686	1,876	-10.1%	1,315	1,286	2.3%
Selling Expenses	(1,786)	(1,883)	-5.1%	(1,025)	(1,174)	-12.7%	(740)	(688)	7.6%
General and Administrative Expenses	(390)	(404)	-3.5%	(160)	(194)	-17.6%	(216)	(199)	8.6%
Selling, General and Adm. Expenses	(2,176)	(2,286)	-4.8%	(1,185)	(1,368)	-13.4%	(956)	(887)	7.8%
Equity Income(2)	1	30	-95.9%	14	23	-40.2%	(14)	(11)	n.d.
Other Operating Revenue (Expenses)	(60)	25	-343.3%	(39)	103	-138.0%	(20)	(76)	-73.8%
Depreciation and Amortization	(475)	(439)	8.2%	(283)	(262)	8.1%	(189)	(176)	7.4%
Earnings before interest and Taxes - EBIT	301	497	n.d.	192	372	-48.4%	136	136	n.d.
Financial Revenue	179	94	89.8%	157	60	159.2%	22	33	-35.5%
Financial Expenses	(415)	(436)	-4.8%	(328)	(286)	14.5%	(87)	(149)	-42.0%
Net Financial Result	(236)	(342)	-30.8%	(171)	(226)	-24.3%	(65)	(116)	-43.8%
Income (Loss) Before Income Tax	65	156	n.d.	21	146	-85.5%	71	21	n.d.
Income Tax	(35)	(20)	77.8%	(8)	(39)	-78.6%	(28)	20	n.d.
Net Income (Loss) Company - continuing operations	30	136	n.d.	13	107	n.d.	43	41	n.d.
Net Result from discontinued operations	(1)	249	n.d.	(0)	249	-100.1%	(0)	(1)	-53.5%
Net Income (Loss) - Consolidated Company	29	385	n.d.	13	357	n.d.	42	40	n.d.
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	4	86	n.d.	13	107	n.d.	14	(10)	n.d.
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(1)	249	n.d.	(0)	249	-100.1%	(0)	(1)	-53.5%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	3	335	n.d.	13	357	n.d.	14	(11)	n.d.
Minority Interest - Non-controlling - continuing operations	26	50	-47.0%	-	-	n.d.	29	51	-44.2%
Minority Interest - Non-controlling - discontinued operations	(0)	(0)	-53.5%	-	-	n.d.	(0)	(0)	-53.5%
Minority Interest - Non-controlling - Consolidated	26	50	-47.0%	-	-	n.d.	29	51	-44.2%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	839	999	-16.0%	509	667	-23.6%	354	342	3.5%
Adjusted EBITDA (4)	899	974	-7.7%	548	563	-2.7%	374	418	-10.5%

(*) Considers Assaí in 2020.

20

% of Net Revenue	Consolidated (1)		GPA Brazil		Grupo Éxito
	2Q21	2Q20	2Q21	2Q20	2Q21	2Q20
Gross Profit	25.4%	25.3%	25.6%	25.7%	24.9%	24.6%
Selling Expenses	-15.0%	-15.0%	-15.6%	-16.1%	-14.0%	-13.1%
General and Administrative Expenses	-3.3%	-3.2%	-2.4%	-2.7%	-4.1%	-3.8%
Selling, General and Adm. Expenses	-18.3%	-18.2%	-18.0%	-18.8%	18.1%	16.9%
Equity Income(2)	0.0%	0.2%	0.2%	0.3%	-0.3%	-0.2%
Other Operating Revenue (Expenses)	-0.5%	0.2%	-0.6%	1.4%	-0.4%	-1.5%
Depreciation and Amortization	-4.0%	-3.5%	-4.3%	-3.6%	-3.6%	-3.4%
Earnings before interest and Taxes - EBIT	2.5%	4.0%	2.9%	5.1%	2.6%	-2.6%
Net Financial Result	-2.0%	-2.7%	-2.6%	-3.1%	-1.2%	-2.2%
Income (Loss) Before Income Tax	0.5%	1.2%	0.3%	2.0%	1.3%	0.4%
Income Tax	-0.3%	-0.2%	-0.1%	-0.5%	-0.5%	0.4%
Net Income (Loss) Company - continuing operations	0.3%	-1.1%	0.2%	1.5%	0.8%	-0.8%
Net Income (Loss) - Consolidated Company	0.2%	3.1%	0.2%	4.9%	0.8%	-0.8%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.0%	+0.7%	0.2%	1.5%	0.3%	0.2%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	0.0%	-2.7%	0.2%	4.9%	0.3%	-0.2%
Minority Interest - Non-controlling - continuing operations	0.2%	0.4%	0.0%	0.0%	0.5%	1.0%
Minority Interest - Non-controlling - Consolidated	0.2%	0.4%	0.0%	0.0%	0.5%	1.0%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	7.1%	8.0%	7.7%	9.1%	6.7%	6.5%
Adjusted EBITDA (4)	7.6%	7.8%	8.3%	7.7%	7.1%	8.0%

(1) Consolidated figures include the results of other complementary businesses

(2) Equity income includes CDiscount’s results in the Consolidated figures

(3) Net income after non-controlling interest

(4) Adjusted for Other Operating Revenue (Expenses)

21

CASH FLOW – CONSOLIDATED(*)

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	06.30.2021	06.30.2020
Net Income (Loss) for the period	156	266
Deferred income tax	(140)	(184)
Loss (gain) on disposal of fixed and intangible assets	118	(95)
Depreciation and amortization	1,086	1,235
Interests and exchange variation	543	862
Equity Income	13	36
Provision for contingencies	18	38
Share-Based Compensation	23	18
Allowance for doubtful accounts	32	40
Provision for obsolescence/breakage	(16)	(1)
Appropriable revenue	(150)	(478)
Loss (gain) on write-off of lease liabilities	(112)	(114)
Asset (Increase) decreases
Accounts receivable	128	(143)
Inventories	(17)	(30)
Taxes recoverable	(400)	(61)
Other Assets	(94)	13
Related parties	(34)	(26)
Restricted deposits for legal proceeding	(60)	62
Liability (Increase) decrease
Suppliers	(3,117)	(3,445)
Payroll and charges	(157)	141
Taxes and Social contributions payable	356	308
Other Accounts Payable	97	(106)
Contingencies	(56)	(84)
Deferred revenue	116	463
Taxes and Social contributions paid	(237)
Net cash generated from (used) in operating activities	(1,904)	(1,444)
Acquisition of property and equipment	(483)	(1,120)
Increase Intangible assets	(111)	(88)
Sales of property and equipment	16	672
Acquisition of property for investment	(91)	(7)
Net cash flow investment activities	(669)	(543)
Cash flow from financing activities
Increase of capital	6	2
Funding and refinancing	3,176	5,390
Payments of loans and financing	(2,696)	(2,953)
Dividend Payment	(666)	(280)
Resources obtained from the offering of shares and non-controlling shareholders	11	3
Transactions with minorities	(5)	-
Lease liability payments	(768)	(848)
Net cash generated from (used) in financing activities	(942)	1,314
Monetary variation over cash and cash equivalents	(271)	455
Increase (decrease) in cash and cash equivalents	(3,786)	(218)
Cash and cash equivalents at the beginning of the year	8,711	7,954
Cash and cash equivalents at the end of the year	4,925	7,736
Change in cash and cash equivalents	(3,786)	(218)

(*) Considers Assaí in 2020.

22

BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(R$ million)	Breakdown of Gross Sales by Business
	2Q21%		2Q20%		Δ		1H21%	1H20%
GPA Brazil	6,995	98.8%	8,011	99.4%	-12.7%	14,059	98.8%	15,295	189.8%
Extra Hiper	2,809	39.7%	3,701	45.9%	-24.1%	5,630	39.6%	6,742	83.7%
Pão de Açúcar	1,884	26.6%	2,189	27.2%	-13.9%	3,782	26.6%	4,156	51.6%
Mercado Extra / Compre Bem	1,255	17.7%	1,290	16.0%	-2.7%	2,565	18.0%	2,571	31.9%
Proximity (1)	537	7.6%	421	5.2%	27.7%	1,062	7.5%	812	10.1%
Gas Stations and Drugstores	492	6.9%	393	4.9%	25.1%	986	6.9%	984	12.2%
Other Businesses (2)	18	0.3%	17	0.2%	6.0%	34	0.2%	29	0.4%
GPA (3)	7,080	100.0%	8,056	100.0%	-12.1%	14,231	176.6%	15,410	191.3%

(R$ million)	Breakdown of Net Sales by Business
	2Q21%		2Q20%		Δ	1H21%		1H20%
GPA Brazil	6,414	97.1%	7,268	99.4%	-11.8%	12,922	176.8%	13,986	191.4%
Extra Hiper	2,531	38.3%	3,298	45.1%	-23.3%	5,079	69.5%	6,049	82.8%
Pão de Açúcar	1,705	25.8%	1,972	27.0%	-13.6%	3,438	47.0%	3,773	51.6%
Mercado Extra / Compre Bem	1,167	17.7%	1,201	16.4%	-2.8%	2,392	32.7%	2,400	32.8%
Proximity (1)	508	7.7%	394	5.4%	29.1%	1,005	13.8%	762	10.4%
Gas Stations and Drugstores	489	7.4%	389	5.3%	25.6%	981	13.4%	977	13.4%
Other Businesses (2)	14	0.2%	14	0.2%	-0.8%	27	0.4%	25	0.3%
GPA (3)	6,604	100.0%	7,309	100.0%	-9.7%	13,190	180.5%	14,089	192.8%

(1) Includes sales of Mini Extra, Minuto Pão de Açúcar and Aliados

(2) Revenue from leases of commercial centers

(3) GPA figures include the results of James Delivery, Stix Fidelidade and Cheftime

BREAKDOWN OF SALES (% of Net Sales) - GPA BRAZIL

SALES BREAKDOWN	GPA Brazil
(% of Net Sales)	2Q21	2Q20	1S21	1S20
Cash	43.1%	41.9%	44.7%	42.3%
Credit Card	45.4%	49.1%	44.4%	48.7%
Food Voucher	11.6%	9.0%	11.0%	9.1%

23

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 28, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.